Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

June 17, 2025

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund
Amendment No. 12 to Registration Statement on Form N-2
Filed April 14, 2025
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABL Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s (a) responses to certain oral and written comments provided by the accounting division of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 5, 2025 and the Office of General Counsel on May 14, 2025, with respect to the above-referenced Amendment No. 12 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letters to the Staff dated April 14, 2025 (the “Comment Response Letter(s)”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 13 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and follow each comment with the Fund’s responses thereto.

I.	SEC Accounting Comments Received May 5, 2025 to the April 14, 2025 N-2 Submission

1.	Please supplementally confirm that the distribution fee is correct in the fee table and in the note, or update accordingly.

Please see page 6 of the Revised Registration Statement where the distribution table has been updated.

2.

Page 7 of the Registration Statement discloses that the management fee is based on “the face value of any cash and cash equivalent assets.” Please explain what the Fund considers to be cash equivalents. If these are money market funds, short-dated treasuries, or other short term investments, please explain what is meant by “face value” of such cash equivalents.

June 17, 2025

The Fund confirms that “cash equivalents” are money market funds, short-dated treasuries, and other short term Level 1 type investments. Please see page 7 of the Revised Registration Statement that has been revised to state that face value of these cash equivalents is fair market value using unadjusted quoted prices in active markets for identical assets or liabilities.

3.

On page 25 of the Registration Statement, the Fund states that the Fund’s organizational expenses are expected to be approximately $2 million” and the amortize this amount over 12 months. Please explain supplementally how this accounting treatment of organizational expenses is in compliance with ASC 720-15-25-1.

The Fund appreciates the SEC referring us to ASC 720-15-25-1 regarding the recognition of organizational expenses. Upon review, the Fund agrees that Organizational Costs, as defined in ASC 720-15-25-1 would not be eligible for twelve-month amortization. Organizational expenses include formation fees for the Trust, audit fees related to the initial registration and seed capital audit, legal fees related to drafting the Fund’s governing documents, administration, custody, and transfer agent agreements, and similar items. These Organizational Costs will be accounted for separately from the Offering Costs and expensed as incurred. The vast majority of the expenses referenced in the Registration Statement are Offering Expenses and will be accounted for according to ASC 946-20-25-6 and ASC 946-20-35-5.

Please see page 25 of the Revised Registration Statement where we have separately identified the Offering Costs and Organizational Costs, and their related accounting treatment.

4.

Please elaborate on your basis for concluding that the distributions received from fixed annuities will qualify as interest income under the IRC. In your response, please reference any relevant documentation or evidence that supports the registrant’s conclusion (e.g., private letter ruling, analysis performed, expert opinion, or relevant case law).

26 U.S.C. 851(b)(2) requires that a regulated investment company (“RIC”) must derive at least 90 percent of its gross income from: “(a) dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the Investment Company Act of 1940, as amended) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (b) net income derived from an interest in a qualified publicly traded partnership (as defined in subsection (h))” (emphasis added). As such, the receipt of interest would qualify as “good income” under the RIC tests. Notably, Section 851(b)(2) does not stipulate that the interest must be received from securities, but rather that such income must be characterized as “interest.”

In the Manager’s fixed annuity investing experience, the Fund will receive annually for each fixed annuity an IRS Form 1099-R. Box 1 of the 1099-R will report the amount of “Gross Distributions” for the year, Box 2a will report the “Taxable Amount” which relates to interest income, and Box 3 reports “Capital Gains.” The difference between Box 1 and Box 2 relates to the amount of distributions regarded as non-taxable return of capital. As noted above 26 U.S.C. 851(b)(2)(a) specifies that capital gains are also good RIC income. As such, the return of capital element will not be considered “good income” for RIC purposes1, however the taxable interest portion of distributions and capital gains will qualify as “good income.”

[1]

See Publication 575 (2023), Pension and Annuity Income (“• Distributions from an annuity plan may include amounts treated as a recovery of investment, are tax free, and do not count as good income for RIC purposes.”).

June 17, 2025

The Fund further notes that to the extent necessary to maintain RIC status, it is permitted to hold fixed Longevity Assets through controlled foreign subsidiaries (“CFCs,” see disclosure on the cover page of the Revised Registration Statement). The IRS has provided guidance that distributions from CFCs would constitute “good income” for purposes of the RIC thresholders.2 Additionally, to the extent that fixed annuities are held in structured financial products such as asset backed securities, the analysis of “good income” would be the same as if the fixed annuities were held directly – meaning that portions of each distribution would be allocated to return of capital, interest and capital gains, with the latter two representing good RIC income.

II.	SEC Accounting Comments Received May 14, 2025 to the April 14, 2025 Public Response Letter

5.

The revised disclosure still does not provide details about the various structured products the fund may use. For example, please disclose some of the details included in Response 23. Please add to Item 8 (not the Cover Page).

Please see page 2 of the Revised Registration Statement where this disclosure has been added.

6.

Response 5 indicates that some of the structured finance products may consist of pooled investment vehicles. Please supplementally explain if any of these structured finance products/pooled investment vehicles might be hedge funds or private equity funds relying on the exclusions under sections 3c1 or 3c7 under the 1940 Act? If not, will these pooled investment vehicles be relying on other exclusions from the investment company definition under the 1940 Act?

The structured finance products in which the Fund may invest will themselves invest in pools of fixed Mortality Contracts and fixed Annuities (e.g., insurance products and not securities). As such, these pooled investment vehicles would not hold securities, but instead would hold non-security insurance contracts and would not meet the definition of an investment company under Section 3(a)(1) of the Investment Company Act.

7.

Please supplementally explain whether the structured finance products will be relying upon any exclusions or exemptions (aside from the private placement exemptions under the 33 Act), and disclose as appropriate in Item 8.

Please see Response 6 above. The structure finance products in which the Fund may invest will themselves hold primarily fixed Mortality Contracts and Fixed Annuities. As such, they will not meet the definition of an “investment company” set forth in Section 3(a)(1) of the Investment Company Act.

[2]

See, e.g., I.R.S. Priv. Ltr. Rul. 201122012 (June 3, 2011) (“we rule that subpart F income of the [CFC] attributable to the [RIC] is income derived with respect to [RIC’s] business of investing in the stock of [CFC] and thus constitutes qualifying income under [section] 851(b)(2), without regard to whether that income is distributed by [CFC] to the [RIC]”); I.R.S. Priv. Ltr. Rul. 201102047 (Jan 14, 2011); I.R.S. Priv. Ltr. Rul. 201042001 (Oct. 22, 2010); I.R.S. Priv. Ltr. Rul. 200946036 (Nov. 13, 2009).

June 17, 2025

8.

The staff reiterates its comment to explain and disclose the counterparties to such transactions, and how the fees of such transactions might impact fund performance. (Item 8 is fine, not Cover Page disclosure).

The Fund has not identified any specific structured finance product counterparties for investment by the Fund, and as such the Fund is unable to disclose any particular counterparties to these instruments. Please see page 2 of the Revised Registration Statement where disclosure has been added that the Fund may pay certain indirect fees with respect to investments made through structured finance products. In addition, page 36 of the Revised Registration Statement includes applicable disclosure in the structured finance product risk factor.

9.

Response 10 states that the fund anticipates investing in structured finance products that primarily hold fixed Mortality Contracts and matched Annuity Contracts. This is not included in the N-2. Please disclose. Item 8 is fine.

Please see page 2 of the Revised Registration Statement where we have included disclosure that the structured finance products hold fixed Mortality Contracts and fixed Annuity Contracts.

10.

Response 10 states that the fund anticipates investing in structured finance products that hold “matched Annuity Contracts”. Please disclose this and disclose how the fund is defining “matched Annuity Contracts”.

Please see page 2 of the Revised Registration Statement where we have disclosed that we expect that the structured finance products will hold fixed Mortality Contracts and may also hold fixed Annuity Contracts. The Fund expects but cannot guaranty that structured finance product issuers will include fixed Annuity Contracts that are designed to match the expected premium needs of the fixed Mortality Contracts. We note that the Fund will not be able to control if or to what extent the underlying structured finance product utilize matched Annuity Contracts.

11.	Please disclose the material information from Response 23 in the registration statement, including that these structured finance products are asset-backed securities.

Please see pages 1 and 29 of the Revised Registration Statement where this disclosure has been added.

12.

Under the heading, “Money Market Instruments,” disclosure says “the Fund may invest, for defensive purpose or otherwise, some or all of its assets in…” Please explain when would the Fund otherwise invest in these if not for defensive purposes (i.e. when is “otherwise”).

June 17, 2025

Please see page 36 of the Revised Registration Statement where the words “or otherwise” have been deleted.

III.	SEC Accounting Comments Received May 14, 2025 to the April 14, 2025 Registration Statement

13.	Under the heading, “Investment Objectives and Policies,”

a)

Disclosure says, “investment in cash equivalents may also be used as a temporary defensive strategy in the event of market disruptions.” Please move this sentence off the Cover Page and consolidate with the discussion about temporary defensive positions.

b)	Please clearly define the term “Longevity Assets”. In some places it includes structured products, and in others it just refers to Mortality Contracts and Annuity Contracts.

Further, without defining Longevity Assets to include Mortality Contracts and Annuity Contracts, the detailed discussion of Mortality Contracts and Annuity Contracts on the Cover Page could be confusing to investors.

a. Please see page 1 of the Revised Registration Statement where this sentence has been deleted. This concept is instead addressed under “Temporary Strategies” on page 30 of the Revised Registration Statement.

b. We have defined Longevity Assets to be limited to Mortality Contracts, Annuity Contracts, and derivative investments that invest in Mortality Contracts and Annuity Contracts. Please see page 1 of the Revised Registration Statement where this has been updated.

14.	Under the heading, “Investment Strategy,”

a)

Disclosure says, “the Fund may invest in a wide range of Longevity Assets including Mortality Contracts and Annuity Contracts.” This sentence seems to imply that Mortality Contracts and Annuity Contracts are just examples of types of Longevity Assets. Please consistently define Longevity Assets (see comment above).

b)

Response 26 indicates that the fund will not be investing in private funds, and Response 23 indicates that the ‘structured finance products’ likely are asset-backed securities. For the avoidance of confusion, if accurate, please consider revising references to “pools of Longevity Assets” to asset-backed securities or disclosing that these ‘pools” refer to asset-backed securities (so as not to imply that the fund may be investing in private funds).

a. Please see our response to 13 above.

June 17, 2025

b. Please see page 1 of the Revised Registration Statement where the disclosure has been revised to provide that “the structured finance products may be considered asset backed securities with the underlying assets consisting of fixed Mortality Contracts and fixed Annuity Contracts (and cash or cash equivalents)” The disclosure has further been added to page 1 of the Revised Registration Statement that the Fund “will not invest in collateralized debt obligations, other forms of derivatives or private funds.”

15.

Under the heading, “Temporary Strategies,” Please consider moving the discussion under the heading ‘Temporary Strategies” off the Cover Page and elsewhere in the registration statement. See Item 1.2: “The cover page may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.”

Please see page 30 of the Revised Registration Statement where we have relocated our “Temporary Strategies” disclosure.

16.

The N-2 seems to define “Longevity Assets” as “consisting primarily of Mortality Contracts, and to a lesser extent, Annuity Contracts, and certain structured finance products that hold Longevity Assets”. This definition appears to be circular, and particularly the last part of the definition (defining Longevity assets as consisting of certain structured finance products that hold Longevity Assets). Please clarify the definition of “Longevity Assets”. For example, is the fund defining Longevity Assets as Mortality Contracts, Annuity Contracts, and structured finance products that hold Mortality and/or Annuity Contracts? If so, please clarify.

Please see page 1 of the Revised Registration Statement where this definition has been revised to state “consisting primarily of Mortality Contracts, and to a lesser extent, Annuity Contracts, and certain structured finance products that hold fixed Mortality Contracts and fixed Annuity Contracts as their principal investments.”

17.

On page 7, the disclosure says, “For purposes of calculating the Management Fee, AUM is calculated as the sum of (a) the face value of any cash and cash equivalent assets and the fair value of any other assets other than Mortality Contracts and Annuity Contracts, plus…” Please delete “fair” before “value” (because there may be a readily available market quotation for “assets other than Mortality Contracts and Annuity Contracts”).

Please see page 7 of the Revised Registration Statement where “fair” has been deleted.

IV.	SEC Accounting Comments Received May 14, 2025 to the April 14, 2025 from Chief Accountant’s Office and Chief Counsel’s Office

June 17, 2025

18.

We note the importance of ongoing due diligence over the valuation process (including inputs) to ensure the accuracy and reliability of valuation. To this end, we request confirmation that the fund will perform extensive due diligence throughout the year, which may include but not limited to:

a)

Back testing: Regular back-testing of the methodologies against observed transactions or other market information which may help identify trends in certain circumstances, and potentially assist in identifying issues with methodologies applied

b)	Ongoing evaluation: Comparing the information to other independent sources to ensure consistency and accuracy.

c)	On-site Visits: To the extent necessary, conducting periodic on-site visits at the valuation information provider to assess their control environment and competence.

d)	Challenge Process: Establishing a clear documented process for challenging or overriding prices obtained from sources when discrepancies are identified.

We confirm that the Manager, on behalf of the Fund, will conduct extensive due diligence throughout the year, which will include regular back-testing, ongoing evaluation of estimates vs actual results, meetings with LE provider(s) to discuss actual results vs. LE provider estimates, and conduct full and fair discussions regarding the inputs into the valuations particularly relating to Level 3 assets.

19.

In your Comment response letter dated April 14, 2025, you state: “The use of a single LE provider is not expected to result in assets being valued at a price greater than what could be obtained in an orderly transaction between market participants at the measurement date.” But then you state: “[o]nly with accurate life expectancy information can the Manager determine whether the proposed transaction price is beneficial (i.e., potentially profitable) to the Fund.” Can you explain what is meant by the second statement?

Each life expectancy (“LE”) provider uses modestly different methodologies to make LE determinations. We are not privy to the underlying LE criteria. Use of multiple LE providers could skew our inputs. We also consider changes in LE in addition to the actual forecast. Therefore, using a consistent LE provider, which uses consistent methodology will increase the reliability and accuracy of our LE inputs as a factor in the determination of the value of a Longevity Asset.

* * *

June 17, 2025

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.
Troutman Pepper Locke LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund